Exhibit 13
                                                                     ----------
SELECTED FINANCIAL INFORMATION
MCI Communications Corporation and Subsidiaries

Year ended December 31,              1996     1995      1994      1993     1992
--------------------------------------------------------------------------------
(In millions, except per
 share amounts and employees)

INCOME STATEMENT DATA
Revenue                           $18,494  $15,265   $13,338   $11,921  $10,562
Total operating expenses           16,181   14,147    11,882    10,653    9,351
Income from operations              2,313    1,118     1,456     1,268    1,211
Equity in income (losses)
  of affiliated companies            (156)    (187)       (4)       (2)      (2)
Income before extraordinary item    1,202      548       795       627      609
Net income                          1,202      548       795       582      609
Earnings applicable to
  common stockholders               1,202      548       794       581      589
Earnings per common and common
  equivalent share                   1.73      .80      1.32      1.04     1.11
Cash dividends per share              .05      .05       .05       .05      .05


BALANCE SHEET DATA
Gross investment in property
and equipment                     $18,709  $15,547   $13,408   $11,618  $10,316
Total assets                       22,978   19,301    16,366    11,276    9,678
Long-term debt                      4,798    3,444     2,997     2,366    3,432
Subsidiary Trust  mandatorily
  redeemable preferred securities     750        -         -         -        -
Stockholders' equity               10,661    9,602     9,004     4,713    3,150


CASH FLOW DATA
Cash from operating activities     $3,144   $2,979    $2,355    $1,978   $1,726
Capital expenditures for
  property and equipment            3,347    2,866     2,897     1,733    1,272
Acquisition (disposition) of
  businesses and investment in
  affiliates, DBS and News Corp.    1,549    2,737       284         8      (22)
Cash from (used for) financing
  activities                        1,354      355     3,826      (286)    (274)

OPERATIONS DATA
Capacity circuit miles              9,157    6,786     4,767     3,556    2,107
Number of full-time employees      55,285   50,367    40,667    36,235   30,964


In May 1996, MCI Capital I, a wholly-owned Delaware statutory business trust (Trust), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A (preferred securities) due June 30, 2026. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the company's 8% Junior Subordinated Deferrable Interest Debentures, Series A (Subordinated Debt Securities) due June 30, 2026.

In September and November 1995, the company acquired all of the outstanding shares of common stock of Nationwide Cellular Service, Inc. and SHL Systemhouse Inc., respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

In 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This purchase was achieved by the company's issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion on that date of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. This investment is included in stockholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OVERVIEW

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of MCI Communications Corporation and subsidiaries' (collectively, the company) consolidated results of operations and financial condition for the three years ended December 31, 1996. The discussion should be read in conjunction with the company's consolidated financial statements and accompanying notes.

The company operates predominantly in the telecommunications industry providing a broad range of communication services. The company is one of the world's leading providers of communication services, the second largest carrier of long distance telecommunication services in the United States (U.S.) and the third largest carrier of international long distance telecommunication services in the world. Through continued investments and 1995 business acquisitions, the company has expanded its business into certain ventures and developing markets, including the local, wireless, information technology and multimedia markets.

Global Merger Agreement
On November 3, 1996, the company entered into an Agreement and Plan of Merger (the Merger Agreement) with British Telecommunications plc (BT), a public limited company organized under the laws of England and Wales. As a result of the proposed merger (the Merger), the stockholders of the company and BT will become the owners of a combined company, renamed Concert plc (Concert). Under the terms of the Merger, each outstanding share of the company's common stock (other than treasury shares and shares owned by BT including the shares of Class A common stock) will be converted into the right to receive (i) .54 American Depository Share (ADS) of Concert, each ADS representing ten ordinary shares of 25 pence each of Concert (with cash being paid in lieu of fractional ADSs), and
(ii) $6.00 in cash.

Completion of the Merger is subject to certain conditions, including the approval of the stockholders of the company and BT and receipt of required regulatory approvals. The company expects to complete the Merger in the fall of 1997. The Merger will be accounted for under the purchase method of accounting under both U.S. and United Kingdom generally accepted accounting principles. The company believes that Concert, operating with the combined networks, financial resources, management, personnel and technical expertise of the company and BT, will be better able to capitalize on growth opportunities in the telecommunications industry, both domestically and internationally. In addition, the company expects Concert will be able to derive significant advantages from the more efficient utilization of their combined assets, management and personnel. Under the terms of the Merger Agreement, the company and BT will continue to sell and service customers using their own brand names in their respective home countries.

--------------------------------------------------------------------------------

Forward-looking Statements May Prove Inaccurate
The company has made certain forward-looking statements in Management's Discussion and Analysis that are subject to risks and uncertainties. Forward-looking statements include information concerning the possible future results of operations of the company, its long distance telecommunication services business, its investments in ventures and developing markets (VDM) businesses, the possible future results of operations of the company and Concert after the Merger and statements of information preceded by, followed by or that include the words "believes", "expects", "anticipates", or similar expressions. For those statements, the company claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The reader is cautioned that the following important factors, in addition to those contained elsewhere in Management's Discussion and Analysis could affect the future results of the company, its long distance telecommunication services and VDM businesses and the company and Concert after the Merger and could cause those results to differ materially from those expressed in the forward-looking statements, such as: material adverse changes in the economic conditions in the markets served by the company; a significant delay in the expected closing of the Merger; future regulatory actions and conditions in the company's operating areas, including the ability of the company to obtain local facilities at competitive rates; and competition from others in the U.S. and international long distance markets, including the entry of the seven regional Bell operating companies (RBOCs) and other companies into the long distance markets in the U.S.
                                       2

Telecommunications  Legislation
On February 8, 1996, the Telecommunications Act of 1996 (the Act) was signed into law. It represents the most comprehensive revision of U.S. communications policies in more than 60 years. The Act eliminates legal barriers to competition in the local telephone market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by all incumbent local exchange carriers (ILECs) including the seven RBOCs. The RBOCs are permitted to offer long distance services outside their regions, but are barred from offering in-region long distance services until they open their own markets and encounter facilities-based local competition. Further, the entry of an RBOC into the in-region long distance market requires the approval of the Federal Communications Commission (FCC) which, in consultation with the relevant state and the Department of Justice (DOJ), must find, among other things, such entry to be in the public interest. The Act allows the company to enter into local telephone markets by building new facilities, leasing unbundled network elements from ILECs, reselling local network capacity and partnering with other new market entrants, including other long distance companies.

On August 8, 1996, pursuant to the Act, the FCC adopted rules (the FCC Interconnection Order) relating to the manner in which new entrants seeking entry into local services markets will be able to interconnect with the ILECs. The FCC Interconnection Order also contained a suggested range for discounts at which the ILECs must offer new entrants facilities for resale until completion of the various state proceedings to establish permanent rates. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit stayed (the
Stay) certain key provisions including the pricing provisions of the FCC Interconnection Order, until it is able to consider the parties' arguments and render a decision on the appeal of the entire FCC Interconnection Order. Oral argument on the appeal was heard on January 17, 1997. The company anticipates that the court will render its decision sometime in the first or second quarter of 1997. The Stay allows individual state regulatory agencies to interpret the pricing provisions in the Act without regard to the FCC's interpretation of those provisions. The company has completed arbitration of the interconnection terms and conditions in most states and is in the process of filing interconnection agreements with state public utility commissions for approval. The company believes that the Stay hinders its ability to obtain ILEC services and facilities on an economic basis and delays national competition in the local services markets. The company will continue to pursue revenue growth and expand local service capabilities in cities where the company has existing and planned local switches. The company currently has 24 local switches installed in 25 major U.S. cities, 17 of which are operational. The remaining seven switches will be placed in service by the end of the first quarter of 1997.

The company believes that the consummation of the proposed SBC Communications Inc. / Pacific Telesis Group and Bell Atlantic Corp./Nynex Corp. mergers could further slow the development of competition in the local services markets because it removes significant potential competing parties. The SBC Communications Inc./Pacific Telesis Group merger has been approved by the DOJ and FCC but still requires state regulatory approval. The Bell Atlantic Corp./ Nynex Corp. merger still requires approval of the DOJ, FCC and regulatory commissions in a number of states.

Earnings Highlights
Income from operations was $2,313 million in 1996 as compared to $1,118 million in 1995 and $1,456 million in 1994. In 1995 and 1994, operating income was affected by special pretax operating charges of $736 million and $133 million, respectively. Excluding these charges, which are discussed below, income from operations increased 25% in 1996 and 17% in 1995 and operating margins were 12.5% in 1996, 12.1% in 1995 and 11.9% in 1994.

Earnings were $1,202 million or $1.73 per share in 1996; $548 million or $.80 per share in 1995; and $794 million or $1.32 per share in 1994. Excluding special charges, earnings were $1,066 million or $1.55 per share in 1995 and $886 million or $1.47 per share in 1994. In 1996 and 1995, earnings were negatively affected by the results of the company's ventures and developing markets businesses and investments. The 1994 earnings per share reflect the partial year dilutive impact of the issuance to BT on September 30, 1994 of 136 million shares of the company's Class A common stock, which included conversion of preferred shares issued in 1993 to complete its 20% investment in the company for $4.3 billion.

During the third quarter of 1995, the company implemented a reorganization designed to increase efficiency, enhance marketplace effectiveness and improve business focus. The reorganization was largely in response to the rapid changes in business scope, technology and regulation affecting the telecommunications industry. The company consolidated its core business and centralized major administrative functions. In connection with the reorganization and other third quarter 1995 events, the company recorded special pretax charges of $831 million. These charges were comprised of a $520 million asset write-down, a $216 million charge related primarily to reorganization costs and a $95 million charge to equity in income (losses) of affiliated companies which related to restructuring plans and write-down of carrying value for several investees. After the applicable tax benefit, the charge resulted in a reduction to earnings of $518 million or $.75 per share.

In 1994, the company recorded special pretax items totaling $148 million, which related primarily to reduced utility of older asynchronous fiber-optic transmission equipment and product launch costs. After the applicable tax benefit, the charge resulted in a reduction to earnings of $92 million or $.15 per share.

CONSOLIDATED RESULTS OF OPERATIONS

The following provides a discussion of the company's consolidated results, comprised of its long distance telecommunication services business (core business) and ventures and developing markets (VDM) businesses, for the three years ended December 31, 1996. Prior to 1996 and the company's acquisitions of Nationwide Cellular Service, Inc. (Nationwide) and SHL Systemhouse, Inc. (Systemhouse) (collectively, the acquired companies) in September and November 1995, respectively, substantially all of the company's revenues were derived from its core business. Refer to the Enterprise Reporting section for further discussion of the company's core and VDM businesses.

Revenue
In 1996, consolidated revenue increased by $3.2 billion or 21% over the prior year versus a $1.9 billion or 14% increase in 1995 over 1994. In 1996, the company's core business revenue increased by approximately $1.8 billion or 12% while VDM business revenue, excluding sales to the company's core business, increased by approximately $1.4 billion. Core business revenue continued to increase primarily due to increased volumes and revenues from enhanced and value added communication services provided to business customers. VDM growth reflects the company's entry into certain developing markets primarily as a result of the acquisition of the acquired companies. While VDM revenue in 1996 accounted for 44% of the consolidated year-over-year revenue increase, in 1995, revenue of the acquired companies contributed to 10% of the consolidated year-over-year revenue growth.

Cost of Services
Cost of services consists of telecommunications expense and costs of other products and services primarily associated with VDM businesses. Telecommunications expense is primarily comprised of access facilities fees paid to local exchange carriers and other domestic service providers, and payments made to foreign telephone companies (international settlements) to complete calls made to foreign countries from the U.S. by the company's customers. In VDM, costs of other products and services include equipment, software and information technology service costs. In 1996, cost of services increased by $1,596 million or 20% to $9,489 million as compared to $7,893 million and $6,916 million in 1995 and 1994, respectively. Such increases were consistent, as a percentage, with the increase in consolidated revenues and full year consolidation of the acquired companies. As a percentage of total revenues, cost of services was 51.3% in 1996 as compared to 51.7% in 1995 and 51.9% in 1994. With respect to core business, telecommunications expense as a percentage of revenue decreased to 49.9% in 1996 from 51.9% in 1995 and 52.1% in 1994, primarily due to decreases in access and international settlement rates, changes in product mix and the use of alternative carriers.

Sales, Operations and General
Sales, operations and general expenses increased in 1996 by $602 million or 14% to $5,028 million as compared to $4,426 million and $3,790 million in 1995 and 1994, respectively. Of this increase, approximately 60% was attributable to the inclusion of a full year of expenses of the acquired companies. Of the remaining increase, the majority was related to increases in sales and service employees, marketing promotions and new product costs. Such increases were consistent, as a percentage, with the growth in revenues. Excluding 1995 and 1994 special charges, sales, operations and general expenses as a percentage of revenues were 27.2% in 1996, 27.6% in 1995 and 27.9% in 1994. The percentage reduction in 1996 is primarily the result of cost savings associated with the 1995 restructuring efforts that resulted in the centralization of certain common functions throughout the company and in reduced facilities costs as well as an ongoing focus on cost efficiencies and the more efficient utilization of human resources.

Depreciation
In 1996, depreciation expense increased by $356 million or 27% to $1,664 million as compared to $1,308 million and $1,176 million in 1995 and 1994, respectively. Of this increase, approximately 75% was primarily the result of additions to the communications system network in order to increase network capacity, redundancy and reliability, add product features and functionality and support the company's  entry into the local  services  market.  The  remaining  increase  is primarily due to additional depreciation on property and equipment and amortization associated with the acquired companies. As a percentage of revenue, depreciation expense was 9% in 1996, 8.6% in 1995 and 8.8% in 1994. Depreciation expense in 1995 reflects depreciation savings associated with the 1995 asset write-down. Depreciation expense in 1994 reflects the additional $63 million special charge to recognize the reduced utility of older asynchronous fiber-optic transmission equipment and the results of an asset utilization review.

Interest
Interest expense increased $47 million from 1995 due to an increase in the average amount of outstanding debt as a result of commercial paper and debt securities issuances during the year. Increases in average debt balances and interest rates during 1995 resulted in higher interest costs than 1994; however these increases were offset by increases in capitalized interest incurred as a result of increased investment in the communications system.

Interest income decreased $113 million from 1995 due to lower short-term marketable securities that resulted from the continued use of cash to fund capital network expenditures, investments in the VDM businesses and the Direct Broadcast Satellite (DBS) license and construction costs. Interest income increased in 1995 from 1994 due to the investment of BT proceeds received in September 1994.

Equity in Income (Losses) of Affiliated Companies
Equity in income (losses) of affiliated companies decreased by $31 million to $(156) million at December 31, 1996. Excluding the 1995 special charge, equity in losses of affiliated companies increased by $64 million due to increased losses in certain of the company's investments and start-up ventures, including ICS Communications, Inc., Avantel, S.A. de C.V. (Avantel) and operating costs associated with the company's on-line project with The News Corporation Limited (News Corp.). The 1995 increase in equity losses of affiliated companies as compared to 1994 was primarily due to the aforementioned special charge and the losses attributable to the company's investments in Concert Communications Company (Concert Communications) and In-Flight Phone Corporation. As further discussed in the Enterprise Reporting section, due to the start-up nature of several of these investments and ventures, the company expects equity in losses of affiliated companies to continue, but trend downward in 1997.

Other
Other expense, net, decreased by $27 million in 1996 and $37 million in 1995. The 1996 decrease is primarily due to $54 million full year dividend income from the company's preferred stock investment in News Corp. The 1995 decrease is due to a $25 million charge recorded in 1994 for the settlement of two class action suits and the dividend income of $18 million from the News Corp. preferred stock investment made in August 1995.

Distributions on Subsidiary Trust Mandatorily Redeemable Preferred Securities Distributions on subsidiary Trust mandatorily redeemable preferred securities, issued in May 1996, totaled $35 million for the fiscal year.

ENTERPRISE REPORTING

This section segregates the performance of the company's core business from its VDM businesses and investments. Core business services comprise a wide spectrum of domestic and international voice and data services, including long distance telephone, data communication, teleconferencing, Internet and electronic messaging services. The company has invested in VDM businesses outside of its core business through acquisitions, alliances and other strategic initiatives in the local, information technology, wireless, international and multimedia markets. Investments in these VDM businesses are included in the company's financial statements as consolidated subsidiaries, unconsolidated equity investments, or cost method investments such as News Corp.

The following unaudited information was prepared using all amounts included in the company's consolidated financial statements and reflects estimates and allocations that management believes provide a reasonable basis on which to present such information. The revenue and income amounts include sales of services between the VDM businesses and core business based primarily upon prevailing market rates. Administrative expenses are allocated to the respective enterprises on a fully distributed basis reflective of actual utilization. Net interest expense is fully distributed based upon proportionate debt levels reflecting the cash flow of the respective enterprise commencing on October 1, 1995. Prior to October 1, 1995, all debt was allocated to the core business except for amounts allocated to support the acquisition of Nationwide and the investments in News Corp. and MCImetro (SM). The consolidated income tax provision and related tax payments are allocated to each enterprise based on its tax attributes.
                                       5

The following table summarizes the financial highlights of these enterprises.

SUPPLEMENTAL ENTERPRISE REPORTING DATA

                                  Core Business              VDM Businesses
Year ended December 31,             1996       1995           1996         1995
--------------------------------------------------------------------------------
(In millions)
Revenue                          $16,784    $14,990         $1,953        $ 365
Income (loss) from operations*     2,453      1,923           (126)         (69)
Equity in income (losses) of
  affiliated companies*                -          -           (156)         (92)
Net income (loss)*                 1,514      1,191           (298)        (125)
Capital expenditures               2,710      2,558            637          308
Depreciation                       1,536      1,285            128           23
Net interest, income taxes
  and other expense*                (939)      (732)           (16)          36
EBITDA**                           3,989      3,208              2          (46)

* Amounts for 1995 have been adjusted to exclude the impact of the aforementioned special charges.
** EBITDA, as defined by management, includes earnings, excluding equity in income (losses) of affiliates, other income (expense), net, and subsidiary Trust mandatorily redeemable preferred securities before interest, income taxes, depreciation and amortization. EBITDA represents a measure of the company's ability to generate cash flows and does not represent net income or cash flows from operating, investing and financing activities as defined by generally accepted accounting principles (GAAP). EBITDA should be considered in addition to, but not as a substitute for, or superior to, measures of financial performance reported in accordance with GAAP. EBITDA is often used by analysts when evaluating the performance of a company. Readers are cautioned that the company's definition of EBITDA may not be comparable to similar titled measures used by other companies or analysts. EBITDA has been adjusted to exclude the impact of the 1995 special charges.

The following discussion focuses on significant financial and operational results of the company's core business and VDM businesses.

CORE BUSINESS

Core business revenues in 1996 increased by 12% to $16,784 million from $14,990 million in 1995. The company's revenue growth from its core business in 1996 was approximately 30% of the total long distance industry revenue growth, estimated to be approximately $6 billion.

                                       1996 vs. 1995              1995 vs. 1994
--------------------------------------------------------------------------------
Increase in revenue                         12%                        13%
Increase in traffic                         13%                        16%
--------------------------------------------------------------------------------
Revenue to traffic variance                 (1)%                       (3)%
--------------------------------------------------------------------------------


In 1996, the company's revenue to traffic variance in the core business narrowed to (1)% as compared to (3)% in the prior year. The improvement in the revenue to traffic variance over the prior year is primarily due to the improved mix of higher margin product sales in the business and consumer markets such as network, data and Intralata products, the impact of residential rate increases and a reduction in consumer promotional activities. These improvements were partially offset by increased provisions for uncollectibles during the year as a result of tightened credit policies and increased bad debt write-offs. The variance in revenue to traffic for the year was primarily the result of consumer promotional activities, volume discounts and lower revenue rates associated with sales to resellers.

Revenues in the business market continued to increase in 1996 across all sales channels with particular strength in the mid-sized customer and carrier channels. As in 1995, growth continues to be strongest in the network, data and inbound products. In addition, emerging products have also contributed to the business market revenue growth with Internet, conferencing and prepaid card services each achieving 100% or more growth in 1996. Growth in mass markets, which includes the former consumer and small business market groups, was slowed as competitive pressures continued to affect the revenue and traffic growth. Customer churn has increased year-over-year, but the company has experienced continual improvement on a sequential quarters basis during 1996 due to further focus on multiple product sales of higher margin products and profitability per customer. The company expects additional churn improvement and improved revenue and traffic growth in 1997 due to this continued focus and other related actions.
                                       6

Revenue increases in the business market in 1995 were primarily attributable to growth in data products, which grew 34% in 1995, as well as the continued success of the company's virtual private network product (Vnet (R)), MCI Vision
(R) and 800 services. In the consumer market, revenue and traffic growth in 1995 was driven by the company's Friends & Family (R), collect-calling (1-800-COLLECT
(R)), calling card and Personal 800 (R) products.

VENTURES AND DEVELOPING MARKETS BUSINESSES

During 1996, the company continued to make investments in its VDM businesses and strategic initiatives and expand its business opportunities in these markets. The company incurred costs of $893 million for its DBS investment, which included a $682 million payment for its DBS license won in the January 1996 auction and $211 million in related DBS development costs, an additional $350 million investment in News Corp., approximately $390 million of continued capital investments in MCImetro (SM), the company's local services subsidiary, and $306 million of investments in affiliated companies including Avantel and Concert Communications. The company's results of operations in these markets are provided below.

Local
MCImetro (SM) provides switched services to business customers and local fiber-optic capacity and competitive access services to the company's core business and other long distance carriers, large businesses and government users of telecommunication services. MCImetro (SM) intends to become a single-source provider of comprehensive local wireline telecommunication services and to compete in the local services market, while also reducing the company's access and interconnection rates. Despite the stay of key provisions of the FCC Interconnection Order, MCImetro (SM) will continue to pursue revenue and profit growth while expanding local service capabilities. At December 31, 1996, MCImetro (SM) had been granted authority to offer local exchange service in 24 states and had applications for such services pending in 9 other states.

In 1996 and 1995, MCImetro (SM) revenues were $178 million and $108 million, respectively, on sales of fiber-optic capacity and competitive access services, substantially all of which was derived from sales to the company's core business. Also in 1996, MCImetro (SM) began to provide local switched service. The loss from operations was $(97) million and $(26) million for the years ended December 31, 1996 and 1995, respectively, while net loss was $(70) million and $(17) million, respectively, for the same periods. EBITDA for the years ended December 31, 1996 and 1995 was $(62) million and $(15) million, respectively. As of December 31, 1996, the number of operational local city networks increased to 62 in 35 cities from 38 networks in 25 cities at year end 1995. At December 31, 1996, MCImetro (SM) had 2,948 route miles, 4,132 right-of-way miles and 24 Class 5 local switches installed as compared to 2,338 route miles, 3,700 right-of-way miles and 10 Class 5 local switches installed at year end 1995. For the same periods, MCImetro (SM) made capital expenditures of approximately $390 million and $265 million, respectively, primarily for the construction of its local city networks and Class 5 switch deployment. MCImetro (SM) currently has 17 switches operational providing service in 18 major U.S. cities and intends to make local service commercially available in 7 additional cities in the first quarter of 1997.

Information Technology Services
Information Technology Services primarily includes the results of Systemhouse's operations, which was acquired in November 1995 for U.S. $1.13 billion, and in addition includes Call Center Services. Information Technology Services revenues increased by $1,266 million to $1,401 million in 1996. Revenues were comprised of $686 million of equipment deployment and educational services, $399 million for consulting and systems integration, $223 million for outsourcing services and $93 million for Call Center Services. Of the total revenue increase, approximately 90% is attributable to an entire fiscal year of consolidated Systemhouse operating results. Call Center Services, which provides call center outsourcing, consulting and automation services to mid-sized and large companies in the U.S., Canada and Europe, increased revenue in 1996 by more than 150% from the prior year. Income (loss) from operations was $42 million and $(9) million and net loss was $(59) million and $(20) million for the years ended December 31, 1996 and 1995, respectively. EBITDA was $114 million and $(3) million for the same periods.

Backlog, which includes amounts committed under executed contracts or letters of intent, at December 31, 1996 and 1995, was approximately $2 billion and approximately $1.4 billion, respectively, the majority of which is from Systemhouse's largest customers. The company expects that approximately 25% of the backlog will be delivered in the next twelve months. Since revenue depends on actual usage under service contracts and may be subject to termination under certain circumstances, actual revenue for a particular contract may be higher or lower than the reported backlog for such contract.

Wireless
Wireless primarily includes the results of operations of Nationwide, which was acquired in September 1995 for $210 million, and in addition includes paging services. Wireless revenues, which are derived from cellular and paging services and equipment sales, increased by $254 million to $347 million in 1996. Of the total revenue increase, approximately 80% is attributable to an entire fiscal year of consolidated operating results of Nationwide. At December 31, 1996, the number of cellular service subscribers increased to 429 thousand from 347 thousand at December 31, 1995. This increase is the result of the company's expansion into new markets during the year bringing the company's coverage to more than 35 markets. Paging subscribers declined during 1996 as the company de-emphasized stand-alone paging offerings to consumers in the second quarter to revise the cost and service infrastructure. The company anticipates re-launching the service in the first half of 1997. Loss from operations was $(45) million and $(17) million and net loss was $(43) million and $(18) million for the twelve months ended December 31, 1996 and 1995, respectively. EBITDA was $(28) million and $(16) million for the same periods.

International Services
During 1996, the company invested $25 million in Concert Communications, a 24.9% owned international services venture with BT which provides a complete portfolio of advanced global communication services including virtual network, frame relay, managed bandwidth and packet services, available to multinational business customers worldwide. For the year ended December 31, 1996 and 1995, Concert Communications' distributor revenues amounted to approximately $570 million and $300 million, respectively. Concert Communications' virtual network service continued to grow with over 90 sites active or becoming operational around the world. The company's share of Concert Communications' losses reported in accordance with U.S. GAAP was $(31) million for the year ended December 31, 1996 and $(57) million, exclusive of Concert Communications' special charges, for the year ended December 31, 1995. Through December 31, 1996, the company has invested approximately $170 million in Concert Communications since its launch in July 1994.

In November 1996, the company invested an additional $248 million in Avantel, a 44.5% owned business venture with Grupo Financiero Banamex-Accival, bringing its total invested cash position to $495 million since the Avantel joint venture was formed in November 1995. Avantel has built Mexico's first all digital fiber-optic network and on August 12, 1996 became the first company to provide alternative long distance service in the Mexican telecommunications market competing against Telefonos de Mexico. Avantel launched the first branded Mexico-to-United States collect calling product and two new dialing products targeted to consumers and businesses. Avantel began offering a full range of competitive switched long distance services to residential and business customers in January 1997. During 1996, Avantel invested approximately $520 million in capital expenditures for the continued development of its communication system. Additionally, Avantel increased its fiber-optic network in Mexico during the year to 3,431 route miles. For the year ended December 31, 1996, the company's share of Avantel's losses was $(30) million. The company expects to incur increasing losses on its investment during 1997 as Avantel moves forward with its entry into the Mexican telecommunications market expanding its service and customer bases.

Multimedia Services
The company invested an additional $350 million in News Corp. in May 1996, bringing its total cost investment to $1,350 million at December 31, 1996. Dividend income on the investment for the years ended December 31, 1996 and 1995 was $54 million and $18 million, respectively.

In December 1996, the FCC issued the DBS license awarded to the company in the January 1996 public auction. The DBS spectrum slot, located at 110-degrees West Longitude, provides coverage of all fifty states and Puerto Rico. DBS is a point-to-multipoint broadcast service that uses high-powered Ku band satellites which are placed in geosynchronous orbit. During 1996, the company paid an aggregate of $682 million for the license and invested $211 million in primarily satellite construction costs. The company and News Corp. have agreed to form a joint venture, in which the company anticipates owning less than a 20% interest, to provide digital satellite services to homes and businesses beginning in late 1997.

The company is currently in the process of renegotiating its investment agreement with News Corp. which may include the purchase by the company of mandatorily redeemable preferred securities of News Corp., the payment by the DBS joint venture to the company of a limited right-to-use fee for the DBS spectrum slot, and the termination of the company's remaining investment obligation and News Corp.'s rights relating thereto. Refer to footnote 6 of the company's consolidated financial statements for further detail on its investment obligation in News Corp.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
Cash from operations increased to $3,144 million in 1996 from $2,979 million in 1995 which was consistent with the growth in income from operations offset by an increase in the amount of taxes and interest paid and a decline in the amount of interest received in 1996. Cash used for investing activities increased to $4,782 million in 1996 from $4,292 million in 1995. In 1996, the company used cash of $3,347 million, an increase of $481 million, to fund capital expenditures primarily for network deployment and local services. The company also invested $682 million to acquire the FCC license for the DBS slot and funded an additional $171 million primarily in related satellite construction costs. The company invested an additional $350 million in News Corp. in 1996 bringing its total investment to $1,350 million and made additional contributions of $248 million to Avantel and $58 million to other equity investments. Cash from operations and financing activities was used primarily to support the company's investing activities during 1996.

Cash from financing activities increased to $1,354 million in 1996 from $355 million in 1995 primarily the result of net issuances of commercial paper, issuances under the debt shelf registration and the subsidiary Trust mandatorily redeemable preferred securities, and common stock issuances under employee benefit plans. During 1996, the commercial paper balance increased by $717 million. In addition, the company issued two series of debt under its $1 billion shelf registration including $500 million aggregate principal amount of 7 1/8% Senior Debentures due June 15, 2027 and $300 million aggregate principal amount of 6.95% Senior Notes due August 15, 2006. In May 1996, MCI Capital I, a wholly-owned Delaware statutory business trust (Trust), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A (preferred securities) due June 30, 2026. The Trust exists for the sole purpose of issuing preferred securities and investing the proceeds in the company's 8% Junior Subordinated Deferrable Interest Debentures, Series A due June 30, 2026, the only assets of the Trust. Cash proceeds from issuances of common stock under employee benefit plans were $426 million. The gross proceeds of these issuances were offset by amounts used to repurchase $647 million of treasury stock.

Working Capital
Working capital (defined as current assets less current liabilities) was $(330) million and $(365) million at December 31, 1996 and 1995, respectively. In 1996, current assets increased by $211 million, primarily as a result of increases in accounts receivable and other current assets which reflect strong year end business volume and are consistent with the growth in revenue offset by reduced cash and marketable securities balances which were used to fund the company's working capital requirements. Current liabilities increased by $176 million from December 31, 1995 primarily due to increases of $395 million in accounts payable and accrued telecommunications expense offset by a $297 million reduction in the current maturities of long-term debt. The increases in accounts payable and accrued telecommunications expense were attributable to the growth in the company's overall business. Long-term debt due within one year decreased in 1996 as a result of the repayment of $300 million of maturing Senior Notes.

EBITDA
Consolidated EBITDA increased to $4 billion or 25% from $3.2 billion in 1995 and $2.7 billion in 1994. The increase in EBITDA in 1996 is the result of the increase in consolidated revenues and the improvement in cost of services and sales, operations and general expenses as a percentage of consolidated revenues. EBITDA, as defined by management, includes earnings, excluding equity in income (losses) of affiliates, other income (expense), net, and distributions on subsidiary Trust mandatorily redeemable preferred securities before interest, income taxes, depreciation and amortization. EBITDA represents a measure of the company's ability to generate cash flows and does not represent net income or cash flows from operating, investing and financing activities as defined by GAAP. EBITDA should be considered in addition to, but not as a substitute for, or superior to, measures of financial performance reported in accordance with GAAP. EBITDA is often used by analysts when evaluating the performance of a company. Readers are cautioned that the company's definition of EBITDA may not be comparable to similar titled measures used by other companies or analysts. EBITDA has been adjusted to exclude the impact of the 1995 special charges.

Funding of Capital  Expenditures  and  Investments  in Ventures  and  Developing
Markets
In 1996, the company funded its capital expenditures, investments in News Corp., Avantel, DBS and other ventures through cash from operations and debt and commercial paper issuances. In 1997, the company plans approximately $3.9 billion in capital expenditures, which includes MCImetro (SM) capital expenditures, a majority of which will be funded with cash from operations. In addition, the company expects to invest approximately $200 million in existing VDM investments. The company believes that it will be able to meet its current and long-term liquidity and capital requirements from cash from operations and existing debt facilities. The company has a $2 billion bank credit facility which expires in September 2001. The bank credit facility supports the company's commercial paper program and may be used to fund short-term fluctuations in working capital and other corporate requirements. In addition, the company has a $1.2 billion shelf registration in effect, which covers the issuance of debt securities with a range of maturities at either fixed or variable rates. At December 31, 1996, there was $1,422 million outstanding under the commercial paper program and bank credit facility, and no securities were issued under the shelf registration. In light of the Merger Agreement, the company is currently evaluating debt financing options which may include increases to the credit facility and longer term debt issuances.

The company's ratio of debt to total capitalization, defined as total debt to total debt plus subsidiary Trust mandatorily redeemable preferred securities and equity, increased to 30% at December 31, 1996 from 29% at December 31, 1995. The increase in 1996 was the result of commercial paper and debt issuances to fund investments in the VDM businesses and capital expenditures. Issuances of commercial paper to fund the acquisitions of the acquired companies and investments in the VDM businesses in 1995 caused the company's debt to total capitalization ratio to increase to 29% at December 31, 1995 from 26% at December 31, 1994.

INCOME STATEMENTS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                 1996              1995             1994
--------------------------------------------------------------------------------
(In millions, except per
 share amounts)

REVENUE                              $18,494           $15,265          $13,338

OPERATING EXPENSES
  Cost of services                     9,489             7,893            6,916
  Sales, operations and general        5,028             4,426            3,790
  Depreciation                         1,664             1,308            1,176
  Asset write-down                         -               520                -
                                      ------            ------           ------
TOTAL OPERATING EXPENSES              16,181            14,147           11,882
                                      ------            ------           ------
INCOME FROM OPERATIONS                 2,313             1,118            1,456

Interest expense                        (196)             (149)            (153)
Interest income                           34               147               50
Equity in income (losses) of
  affiliated companies                  (156)             (187)              (4)
Other expense, net                        (5)              (32)             (69)
                                      ------            ------           ------

INCOME BEFORE INCOME TAXES             1,990               897            1,280

Income tax provision                     753               349              485
Distributions on subsidiary Trust
  mandatorily redeemable preferred
  securities                              35                 -                -
                                      ------            ------           ------
NET INCOME                             1,202               548              795

Dividends on preferred stock               -                 -                1
                                      ------            ------           ------
EARNINGS APPLICABLE TO
  COMMON STOCKHOLDERS                $ 1,202           $   548           $  794
                                      ======            ======           ======
EARNINGS PER COMMON AND
   COMMON EQUIVALENT SHARE           $  1.73           $   .80           $ 1.32
                                      ======            ======           ======
Weighted average number of
  common shares                          695               687              604

See accompanying Notes to Consolidated Financial Statements.

BALANCE SHEETS
MCI Communications Corporation and Subsidiaries

December 31,                                     1996                      1995
--------------------------------------------------------------------------------
(In millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                     $   187                   $   471
Marketable securities                             161                       373
Receivables, net of allowance for
  uncollectibles of $273 and $260 million       3,480                     2,912
Other current assets                              888                       749
                                               ------                    ------
  TOTAL CURRENT ASSETS                          4,716                     4,505
                                               ------                    ------
PROPERTY AND EQUIPMENT
Communications  system in service              14,005                    11,318
Furniture, fixtures and equipment               2,848                     2,432
Other property                                    519                       493
                                               ------                    ------

  TOTAL PROPERTY AND EQUIPMENT                 17,372                    14,243
Accumulated  depreciation                      (6,535)                   (5,238)
Construction in progress                        1,337                     1,304
                                               ------                    ------
  TOTAL PROPERTY AND EQUIPMENT, NET            12,174                    10,309


OTHER ASSETS
Noncurrent  marketable  securities                 58                         -
Other assets and deferred charges, net            678                       511
Investment in affiliates                          690                       495
Investment in Direct Broadcast Satellite          893                         -
Investment in News Corp.                        1,350                     1,000
Goodwill, net                                   2,419                     2,481
                                               ------                    ------
  TOTAL OTHER ASSETS                            6,088                     4,487
                                               ------                    ------
TOTAL ASSETS                                  $22,978                   $19,301
                                               ======                    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                              $   992                   $   706
Accrued telecommunications expense              2,045                     1,936
Other accrued liabilities                       1,806                     1,728
Long-term debt due within one year                203                       500
                                               ------                    ------
  TOTAL CURRENT LIABILITIES                     5,046                     4,870
                                               ------                    ------
NONCURRENT LIABILITIES
Long-term debt                                  4,798                     3,444
Deferred taxes and other                        1,723                     1,385
                                               ------                    ------
  TOTAL NONCURRENT LIABILITIES                  6,521                     4,829

COMPANY OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SUBSIDIARY TRUST
  HOLDING SOLELY JUNIOR SUBORDINATED
  DEFERRABLE INTEREST DEBENTURES OF THE
  COMPANY                                         750                         -

STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value,
  authorized 500 million shares, issued
  136 million shares                               14                        14
Common stock, $.10 par value, authorized
  2 billion shares, issued 593 million shares      60                        60
Additional paid in capital                      6,410                     6,405
Retained earnings                               5,231                     4,063
Treasury stock, at cost, 44 and 43 million
  shares                                       (1,054)                     (940)
                                               ------                    ------
  TOTAL STOCKHOLDERS' EQUITY                   10,661                     9,602
                                               ------                    ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $22,978                   $19,301
                                               ======                    ======
See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                 1996             1995              1994
--------------------------------------------------------------------------------
(In millions)

OPERATING ACTIVITIES
  Receipts from customers            $17,897          $14,786           $13,298
  Payments to suppliers and
   employees                         (13,830)         (11,453)          (10,472)
  Taxes paid                            (810)            (410)             (393)
  Interest paid                         (147)            (113)             (100)
  Interest received                       34              169                22
                                      ------           ------            ------
  CASH FROM OPERATING ACTIVITIES       3,144            2,979             2,355
                                      ------           ------            ------
INVESTING ACTIVITIES
  Capital expenditures for
   property and equipment             (3,347)          (2,866)           (2,897)
  Purchases of marketable securities    (487)          (4,630)           (4,096)
  Proceeds from sales and maturities
   of marketable  securities             641            5,930             2,424
  Acquisition of businesses, net of
   cash acquired                         (40)          (1,243)             (110)
  Investment in News Corp.              (350)          (1,000)                -
  Investment in Direct Broadcast
   Satellite                            (853)               -                 -
  Investment in affiliates              (306)            (494)             (174)
  Other, net                             (40)              11               (64)
                                      ------           ------            ------
  CASH USED FOR INVESTING ACTIVITIES  (4,782)          (4,292)           (4,917)
                                      ------           ------            ------
  NET CASH FLOW BEFORE FINANCING
   ACTIVITIES                         (1,638)          (1,313)           (2,562)
                                      ------           ------            ------
FINANCING ACTIVITIES
  Issuance of Senior Notes and other
   debt                                  796                -               939
  Payment of Senior Notes and other
   debt                                 (595)            (305)             (246)
  Commercial paper and bank credit
   facility  activity, net               717              702              (239)
  Issuance of subsidiary Trust
   mandatorily redeemable preferred
   securities, net                       726                -                 -
  Issuance of Class A common stock         -                -             3,510
  Issuance of common stock for
   employee plans                        426              275               248
  Payment of dividends on common
   and  preferred stock                  (34)             (33)              (32)
  Distributions paid on subsidiary
   Trust mandatorily redeemable
   preferred securities                  (35)               -                 -
  Purchase of treasury stock            (647)            (284)             (354)
                                      ------           ------            ------
  CASH FROM FINANCING ACTIVITIES       1,354              355             3,826
                                      ------           ------            ------
Net (decrease) increase in cash
   and cash equivalents                 (284)            (958)            1,264
Cash and cash equivalents
   at beginning of year                  471            1,429               165
                                      ------           ------            ------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                        $   187          $   471          $  1,429
                                      ======           ======            ======
Reconciliation of net income to
   cash from operating activities:
Net income                           $ 1,202          $   548          $    795
Adjustments to net income:
  Depreciation  and amortization       1,722            1,367             1,230
  Asset write-down                         -              520                 -
  Equity in (income) losses of
   affiliated companies                  156              187                 4
  Deferred income tax provision          298              144               269
Net change in operating activity
   accounts other than cash and
   cash equivalents, net of effects
   of acquisition of businesses:
  Receivables                           (568)            (442)             (135)
  Operating accounts payable             228               57                36
  Other operating activity accounts      106              598               156
                                      ------           ------            ------
  CASH FROM OPERATING ACTIVITIES     $ 3,144          $ 2,979           $ 2,355
                                      ======           ======            ======

See accompanying Notes to Consolidated Financial Statements.
                                       13

STATEMENTS OF STOCKHOLDERS' EQUITY
MCI Communications Corporation and Subsidiaries


                             Class A          Add'l            Treasury  Stock-
                    Preferred Common Common  Paid in  Retained  Stock,  holders'
                        Stock  Stock  Stock  Capital  Earnings  at Cost  Equity
--------------------------------------------------------------------------------
(In millions)

BALANCE AT DECEMBER 31,
  1993                     $1      -    $60   $2,493    $2,785    $(626) $4,713
Class A common stock
  issued (136 million
  shares) and preferred
  stock converted          (1)   $14      -    3,496         -        -   3,509
Common stock issued for
  employee stock and
  benefit plans (18 million
  shares)                   -      -      -      180         -      124     304
Tax benefit of common stock
  transactions related to
  employee benefit plans    -      -      -       63         -        -      63
Change in unrealized loss
  on marketable securities  -      -      -       (5)        -        -      (5)
Net income                  -      -      -        -       795        -     795
Common and preferred stock
  dividends                 -      -      -        -       (32)       -     (32)
Treasury stock purchased
  (15 million shares)       -      -      -        -         -     (343)   (343)
                         -------------------------------------------------------

BALANCE AT DECEMBER 31,
  1994                      -     14     60    6,227     3,548     (845)  9,004
Common stock issued for
  employee stock and
  benefit plans (18 million
  shares)                   -      -      -      132         -      189     321
Tax benefit of common stock
  transactions related to
  employee benefit plans    -      -      -       25         -        -      25
Acquisition of business
  (.8 million shares)       -      -      -       16         -        -      16
Change in unrealized loss
  on marketable securities  -      -      -        5         -        -       5
Net income                  -      -      -        -       548        -     548
Common stock dividends      -      -      -        -       (33)       -     (33)
Treasury stock purchased
  (13 million shares)       -      -      -        -         -     (284)   (284)
                         -------------------------------------------------------
BALANCE AT DECEMBER 31,
  1995                      -     14     60    6,405     4,063     (940)  9,602
Common stock issued for
  employee stock and
  benefit plans (23 million
  shares)                   -      -      -      (56)        -      533     477
Tax benefit of common stock
  transactions related to
  employee benefit plans    -      -      -       61         -        -      61
Net income                  -      -      -        -     1,202        -   1,202
Common stock dividends      -      -      -        -       (34)       -     (34)
Treasury stock purchased
  (23 million shares)       -      -      -        -         -     (647)   (647)
                         -------------------------------------------------------
BALANCE AT DECEMBER 31,
  1996                    $ -    $14    $60   $6,410    $5,231  $(1,054)$10,661




See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MCI Communications Corporation and Subsidiaries

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The company operates predominantly in a single industry, the telecommunications industry. The company provides a broad range of communication services, including long distance, local and wireless telecommunication services and information technology services. Long distance telecommunication services comprise a wide spectrum of domestic and international voice and data services, including long distance telephone, data communication, teleconferencing, Internet and electronic messaging services.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for revenue, allowances for uncollectible receivables, telecommunications expense, depreciation and amortization, reorganization accruals and asset write-downs, employee benefit plans and taxes.

Principles of Consolidation
The financial statements include the consolidated accounts of MCI Communications Corporation and its majority-owned subsidiaries (collectively, the company) with all significant intercompany transactions eliminated.

Revenue
The company records as revenue the amount of communication services furnished, as measured primarily by the minutes of traffic processed, after deducting an estimate of traffic which will be neither billed nor collected. Service discounts and incentives are accounted for as a reduction of revenue when granted or, where a service continuation contract exists, ratably over the contract period. Revenue from information technology services is recognized, depending on the service provided, on a percentage of completion basis or as services and products are furnished or delivered.

Cash and Cash Equivalents
Cash equivalents consist primarily of certificates of deposit, securities of the U.S. Government and its agencies and corporate debt securities all having maturities of ninety days or less when purchased. The carrying amount reported in the accompanying balance sheets for cash equivalents approximates fair value due to the short-term maturity of these instruments. At December 31, 1996 and 1995, checks not yet presented for payment of $338 million and $248 million in excess of cash balances, respectively, were included in current liabilities. The company had sufficient funds available to cover these outstanding checks when they were presented for payment.

Marketable Securities
Investments in marketable securities at December 31, 1996 and 1995 are classified as available for sale and are reported at fair value in accordance with Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." The fair values are based on quoted market prices, and any holding gains and losses are excluded from earnings and reported as a net amount in additional paid in capital until realized. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

Investments
The company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets
as  investments  in  affiliates.   Under  the  equity  method,  the  investment,
originally recorded at cost, is adjusted to recognize the company's share of the net earnings or losses of the affiliates as they occur, rather than as dividends or other distributions are received, limited to the extent of the company's investment in, advances to and guarantees for the investee. The company's share of net earnings or losses of affiliates includes amortization of purchase adjustments. Other investments in which the ownership is less than 20% and the company does not exercise significant influence are recorded at cost. The company's investment in News Corp. is recorded under the cost method. The company's investment in the Direct Broadcast Satellite (DBS) consists primarily of the FCC license fee and satellite construction costs, all of which are recorded at cost. The license expires 10 years from the date of grant; however, FCC rules provide for renewal expectancy provisions. The company expects that the license would be routinely renewed for successive
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10 year  terms  subject to  compliance  with such FCC  rules.  Accordingly,  the license will be amortized using the straight-line method over a period of 40 years at the time service provided under the license commences, which is expected to begin in late 1997. Satellite construction costs are capitalized in accordance with the company's accounting policy for property and equipment.

Property and Equipment
The communications system in service is recorded at cost and includes material, interest, labor and overhead. The costs of construction and equipment are transferred to communications system in service as construction projects are completed and/or equipment is placed in service. Depreciation is recorded commencing with the first full month that the assets are in service and is provided using the straight-line method over their estimated useful lives. A majority of the company's communications system assets are grouped in like pools for depreciation purposes. For these asset groups, the cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. The company periodically reviews and adjusts the useful lives assigned to fixed assets to ensure that depreciation charges provide appropriate recovery of capital costs over the estimated physical and technological lives of the assets. The weighted average depreciable life of the assets comprising the communications system in service approximates 10 years. Furniture, fixtures and equipment are depreciated over a weighted average life of 6 years and includes computer and data center equipment along with other administrative assets. Other property includes land, buildings and leasehold improvements. Leasehold improvements are depreciated over the shorter of the life of the equipment or the life of the lease. Buildings are depreciated using lives of up to 35 years. Maintenance and repairs are charged to expense as incurred.

Capital Leases
Certain of the company's lease obligations meet the criteria of a capital lease. These obligations are recorded at the present value of the future lease payments, including estimated bargain purchase options, discounted at the approximate interest rate implicit in each lease. Amounts are depreciated over the estimated useful lives of the equipment, which are generally longer than the terms of the leases. Leases not capitalized are primarily for land on which communications equipment is located and for administrative facilities, including office buildings, vehicles, certain data processing equipment and office equipment.

Other Assets and Deferred Charges
Included in other assets and deferred charges are unamortized customer discounts and service incentives, right-of-way agreements with third parties, purchased subscriber base, deferred advertising costs and debt issuance costs. Deferred customer discounts and service incentives are amortized over the life of the specific contract to which they relate; also included are amounts recoverable under long-term customer service contracts, which are amortized over the contract period. Right-of-way costs are amortized as the assets are placed in service, over the lesser of the remaining term of the agreements or 25 years. Purchased subscriber base is amortized over the period benefited. Debt issuance costs are amortized over the life of the applicable debt.

Goodwill
Goodwill represents the excess of the cost to acquire subsidiaries over the estimated fair market value of the net assets acquired. These amounts are amortized using the straight-line method over lives ranging from 10 to 40 years. Accumulated amortization at December 31, 1996 and 1995 was $247 million and $172 million, respectively. The company periodically evaluates the realizability of goodwill based upon projected undiscounted cash flows and operating income for each subsidiary having a material goodwill balance. The company believes that no impairment of goodwill existed at December 31, 1996.

Foreign Exchange Contracts and Interest Rate Swaps
The company enters into foreign exchange contracts and interest rate swap agreements to hedge its foreign currency risks and reduce its interest rate exposure (see Note 8). While the company does not engage in speculation, it is exposed to market rate risk in the event of nonperformance by the other parties to the agreements. The company manages credit risk by regularly monitoring and evaluating the counterparties. At December 31, 1996, the fair values of and potential risk of loss on these agreements were not material.

Income Taxes
The company files a consolidated federal income tax return on a March 31 fiscal year end. Deferred income taxes are provided on transactions which are reported in the financial statements in different periods than for income tax purposes. Income tax benefits of tax deductions related to common stock transactions with the company's employee benefit plans are recorded directly to additional paid in capital. General business credits are accounted for by the flow-through method.
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Earnings Per Common and Common Equivalent Share
Earnings per common and common equivalent share amounts are based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive. Fully diluted earnings per share are not materially different from primary earnings per share.

Reclassification
Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2.  MERGER  AGREEMENT  WITH  BRITISH  TELECOMMUNICATIONS  PLC AND  EXISTING
ALLIANCE

Merger Agreement
On November 3, 1996, the company entered into an Agreement and Plan of Merger (the Merger Agreement) with British Telecommunications plc (BT), a public limited company organized under the laws of England and Wales. As a result of the proposed merger (the Merger), the stockholders of the company and BT will become the owners of a combined company, renamed Concert plc (Concert). Under the terms of the Merger, each outstanding share of the company's common stock (other than treasury shares and shares owned by BT including the shares of Class A common stock) will be converted into the right to receive (i) .54 American Depository Share (ADS) of Concert, each ADS representing ten ordinary shares of 25 pence each of Concert (with cash being paid in lieu of fractional ADSs), and
(ii) $6.00 in cash.

Completion of the Merger is subject to certain conditions, including the approval of the stockholders of the company and BT and receipt of required regulatory approvals. The company expects to complete the Merger in the fall of 1997. The Merger will be accounted for under the purchase method of accounting under both U.S. and United Kingdom (U.K.) generally accepted accounting principles.

Existing Alliance
On September 30, 1994, BT completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion. As discussed further in Note 10, the purchase resulted in a 20% voting interest in the company. In conjunction with this investment, the company purchased a 24.9% equity interest in Concert Communications Company (Concert Communications), a business venture launched by BT in July 1994, which provides global enhanced telecommunication services for business customers. In addition, the company purchased from BT substantially all of the operations of BT North America Inc. in January 1994 for $108 million and divested its interest in AAP Telecommunications Pty. Ltd. in October 1994.

The company and BT lease each others' access lines at prevailing market rates in the ordinary course of business to process traffic in the U.S. and the U.K. The company also conducts business with Concert Communications through the provision and receipt of communication services at prevailing market rates. During 1996, 1995 and 1994, the amounts associated with these transactions were not material to the company.

NOTE 3.  BUSINESS ACQUISITIONS

In September 1995, the company acquired all of the outstanding shares of Nationwide Cellular Service, Inc. for approximately $210 million. In November 1995, the company acquired all of the outstanding shares of SHL Systemhouse, Inc. for approximately U.S. $1.13 billion. These acquisitions have been accounted for as purchase business combinations and, accordingly, the net assets and results of their operations have been included in the company's financial statements since the acquisition dates. Acquisition costs have been allocated to the fair value of assets acquired, including intangibles, and liabilities assumed. The excess of the purchase price over the fair value of net assets for these and other less significant 1995 acquisitions, of approximately $1.4 billion, is being amortized over periods of 20 to 40 years.

NOTE 4.  MARKETABLE  SECURITIES

At December 31, 1996 and 1995, all of the company's marketable securities were classified as available-for-sale and stated at fair value. These securities were included in the accompanying balance sheets as either cash and cash equivalents, current marketable securities or noncurrent marketable securities. At December 31, 1996, the portfolio consisted of $40 million of certificates of deposit, $143 million of U.S. Government agency securities and $67 million of corporate debt securities. At December 31, 1995, the portfolio consisted of $70 million of certificates of deposit, $385 million of U.S. Government agency securities and $129 million of corporate debt securities.
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At December 31, 1996 and 1995,  amortized cost equaled fair market value.  Sales of available-for-sale marketable securities during 1996 and 1995 resulted in a net realized gain of $0 and $13 million, respectively, which were included in interest income.

The distribution of maturities of marketable securities is as follows:

December 31,                        -------1996-------       -------1995-------
                                    Cost    Fair Value       Cost    Fair Value
--------------------------------------------------------------------------------
(In millions) Marketable securities:
Maturing within three months       $  31          $ 31       $211          $211
Maturing within one year             161           161        373           373
Maturing between one and five years   58            58          -             -
--------------------------------------------------------------------------------
Total marketable securities         $250          $250       $584          $584
--------------------------------------------------------------------------------
NOTE 5.  INVESTMENT IN AFFILIATES

The company has various investments accounted for under the equity method, which are reported in the accompanying balance sheets as investments in affiliates. At December 31, 1996 and 1995, the net investment balance in affiliated companies was $690 million and $495 million, respectively. Included in investment in affiliates is Avantel, S.A. de C.V. (Avantel), a 44.5% owned business venture with Grupo Financiero Banamex-Accival formed to provide competitive domestic and international long distance telecommunications services in Mexico. At December 31, 1996 and 1995, the net investment balance for Avantel was $465 million and $237 million, respectively. Also included is the company's 24.9% interest in Concert Communications, which had a net investment balance of $53 million and $58 million at December 31, 1996 and 1995, respectively. Until the merger with BT is consummated, the company expects to continue making capital contributions in Concert Communications to maintain its proportionate equity interest.

The summarized financial information for all affiliated companies accounted for by the company under the equity method, as reported on their financial statements as of and for the year ended December 31, 1995, is as follows: current assets of $581 million, noncurrent assets of $759 million, current liabilities of $396 million, noncurrent liabilities of $388 million, redeemable preferred stock of $37 million, net sales of $590 million, gross profit of $100 million, net loss from continuing operations of $(437) million and net loss of $(442) million. The company's share of net losses of affiliated companies in 1995 was $(187) million, which included a special charge discussed further in
Note 14, and represented, in the aggregate, more than 10% of the company's 1995 income before income taxes and such losses. Similar information about affiliated companies for 1996 is not presented herein since the company's share of their operating results was less than 10% of the company's 1996 income before income taxes and such losses.

NOTE 6.  INVESTMENTS IN NEWS CORP. AND DIRECT BROADCAST SATELLITE

In August 1995, the company made an initial investment of $1 billion in The News Corporation Limited (News Corp.). The investment was comprised of (i) an aggregate of 51 preferred shares of two U.S. subsidiaries of News Corp. with a stated value and liquidation preference of $850 million and bearing a dividend rate of 5.147%, and (ii) a four year warrant (purchase price of $150 million) to acquire up to approximately 155 million News Corp. ordinary shares for $850 million. The exercise price of the warrant is payable, at the company's option, in cash, through the surrender of the preferred shares or a combination of both. The company has an option for five years to invest an additional $1 billion under the same terms and for the same consideration as its initial investment. During the five year period, News Corp. can require the company to invest the additional $1 billion or a part thereof for News Corp.'s use to acquire assets relating to its core business. In January 1996, News Corp. exercised a portion of this right by requiring the company to invest $350 million, which investment was made in May 1996. Should the company exercise its warrants and acquire ordinary shares of News Corp., subject to certain exceptions, the company shall vote in the same proportion as all other votes. For the years ended December 31, 1996 and 1995, the company recorded dividend income on its preferred stock investment in News Corp. of $54 million and $18 million, respectively.

In December 1996, the Federal Communications Commission (FCC) issued the DBS license awarded to the company in the January 1996 public auction. The DBS spectrum slot, located at 110-degrees West Longitude, provides coverage of all fifty states and Puerto Rico. DBS is a point-to-multipoint broadcast service that uses high-powered Ku band satellites which are placed in geosynchronous orbit. As of December 31, 1996, the company had capitalized $893 million related to its investment in DBS, $682 million of which was for the payment of the license and the remainder for the construction of satellites. As a result of this alliance, the company and News Corp. have agreed to form a joint venture, in which the company anticipates owning less than a 20% interest, to provide digital satellite services to homes and businesses beginning in late 1997.
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NOTE 7.  SUPPLEMENTARY BALANCE SHEET INFORMATION

December 31,                                              1996             1995
--------------------------------------------------------------------------------
(In millions) Other current assets:
  Deferred income taxes                               $    376          $   317
  Other receivables, net                                   191              173
  Other                                                    321              259
--------------------------------------------------------------------------------
Total other current assets                            $    888          $   749
--------------------------------------------------------------------------------

Other accrued liabilities:
  Taxes, other than income                             $   335          $   399
  Payroll and employee benefits                            328              270
  Reorganization costs                                      92              161
  Other                                                  1,051              898
--------------------------------------------------------------------------------
Total other accrued liabilities                         $1,806           $1,728
--------------------------------------------------------------------------------

Deferred taxes and other:
  Deferred income taxes                                 $1,697           $1,357
  Other                                                     26               28
--------------------------------------------------------------------------------
Total deferred taxes and other                          $1,723           $1,385
--------------------------------------------------------------------------------


NOTE 8.  DEBT AND LEASE OBLIGATIONS

Company debt consists of:

December 31,                                              1996             1995
--------------------------------------------------------------------------------
(In millions)
Senior Notes, net of unamortized discounts of
  $1.5 million and $1 million at weighted average
  interest rates of 6.9%, and with maturities
  ranging from September 1997 to August 2006            $1,485           $1,486
Senior Debentures, net of unamortized discount
  of $6.5 million and $6 million at a weighted
  average interest rate of 7.6% and 7.9%, and with
  maturities ranging from January 2023 to June 2027      1,384              884
Capital lease obligations at a weighted
  average interest rate of  9.1% and 9.0%                  504              589
Commercial paper and bank credit facility
  borrowings at a weighted average interest
  rate of 5.4% and 5.7%                                  1,422              705
Other debt at a weighted average interest
  rate of 5% and 7.6%                                      206              280
--------------------------------------------------------------------------------
Total debt                                               5,001            3,944
Debt due within one year                                  (203)            (500)
================================================================================
Total long-term debt                                    $4,798           $3,444
================================================================================

Annual maturities of long-term debt for the five years after December 31, 1996 are as follows: $203 million in 1997; $140 million in 1998; $582 million in 1999; $270 million in 2000 and $1,459 million in 2001.

Total  interest  costs were $314 million in 1996,  $242 million in 1995 and $231
million  in  1994,  of  which  $118  million,   $93  million  and  $78  million,
respectively, were capitalized.
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At  December  31,  1996 and 1995,  the  estimated  fair  value of the  company's long-term debt, excluding capital lease obligations, is listed below. This valuation represents either quoted market values, where available, or the company's estimate based upon market prices of comparable debt instruments.

December 31,                                 1996                   1995
--------------------------------------------------------------------------------
                                               Estimated              Estimated
                                     Carrying       Fair    Carrying       Fair
                                       Amount      Value      Amount      Value
--------------------------------------------------------------------------------
(In millions)
Senior Notes                           $1,485     $1,516      $1,486     $1,540
Senior Debentures                       1,384      1,456         884        955
Commercial paper and bank
  credit facility borrowings            1,422      1,422         705        705
Other debt                                206        206         280        280
--------------------------------------------------------------------------------
Total debt, excluding capital leases   $4,497     $4,600      $3,355     $3,480
================================================================================

The excess in the estimated fair value versus the carrying amount of debt for 1996 and 1995 reflects the trend during the periods of market rates below the company's fixed rate debt.

Senior Notes and Debentures
During 1996, the company issued two series of debt under its $1 billion shelf registration. On June 24, 1996, the company issued $500 million aggregate principal amount of 7 1/8% Senior Debentures due June 15, 2027 and on August 9, 1996, the company issued $300 million aggregate principal amount of 6.95% Senior Notes due August 15, 2006. The proceeds of the issuances were used for general corporate purposes, including the repayment of short-term borrowings under the company's commercial paper program. In October 1996, the company effected a new shelf registration, which combined the remaining $200 million available under the former shelf registration, to enable the company to issue up to an additional $1.2 billion aggregate principal amount of debt securities with a range of maturities at either fixed or variable rates. The company has not issued any securities under this new shelf registration at December 31, 1996. During 1996 and 1995, the company repaid $300 million and $15 million of maturing Senior Notes, leaving $2,869 million and $2,370 million of debt securities outstanding at a weighted average annual interest rate of 7.21% and 7.25% at December 31, 1996 and 1995, respectively.

Commercial Paper and Bank Credit Facility Borrowings
On September 26, 1996, the company entered into a revolving credit loan agreement with several parties under which the company may borrow up to $2 billion. This agreement expires in September 2001 and replaces the $2 billion revolving credit loan agreement of July 1994. This credit facility supports the company's commercial paper program and, in conjunction with this program, may be used to fund fluctuations in working capital and other general corporate requirements. There are no amounts outstanding under this credit facility at December 31, 1996. During 1996, the company issued $9,089 million and repaid $8,372 million of commercial paper borrowings leaving $1,422 million outstanding under the commercial paper program at December 31, 1996. During 1995, the company issued commercial paper and borrowed under the credit facility an aggregate of $771 million and repaid an aggregate of $66 million leaving $705 million outstanding under the commercial paper program and credit facility. Borrowings under the commercial paper program and credit facility are classified as noncurrent as the remaining term of the credit facility agreement exceeds one year.

Lease Obligations
Future minimum rental commitments for capital leases are as follows: $131 million in 1997; $64 million in 1998; $54 million in 1999; $51 million in 2000; $57 million in 2001; and $542 million thereafter. At December 31, 1996, aggregate future minimum capital lease payments were $899 million including interest of $395 million. The present value of future capital lease payments at December 31, 1996 was $504 million. The gross and net book values of property and equipment financed by capital leases were $497 million and $215 million,
respectively,   at  December  31,  1996  and  $584  million  and  $274  million, respectively, at December 31, 1995. Future minimum rental commitments for noncancelable operating leases are as follows: $247 million in 1997; $211 million in 1998; $169 million in 1999; $129 million in 2000; $91 million in 2001; and $295 million thereafter. At December 31, 1996, aggregate future minimum payments for noncancelable operating leases were $1,142 million. Total rental expense for all operating leases was $332 million, $321 million and $262 million for the years ended December 31, 1996, 1995 and 1994, respectively.
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NOTE  9.  COMPANY  OBLIGATED  MANDATORILY  REDEEMABLE  PREFERRED  SECURITIES  OF
SUBSIDIARY  TRUST  HOLDING  SOLELY  JUNIOR   SUBORDINATED   DEFERRABLE  INTEREST
DEBENTURES OF THE COMPANY

On May 29, 1996, MCI Capital I, a wholly-owned Delaware statutory business trust (Trust), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A (preferred securities) due June 30, 2026. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the company's 8% Junior Subordinated Deferrable Interest Debentures, Series A (Subordinated Debt Securities) due June 30, 2026, the only assets of the Trust. The net proceeds from the issuance of the Subordinated Debt Securities were used for general corporate purposes.

Holders of the preferred securities are entitled to receive preferential cumulative cash distributions from the Trust, on a quarterly basis, provided the company has not elected to defer the payment of interest due on the Subordinated Debt Securities to the Trust. The company may elect this deferral from time to time, provided that the period of each such deferral does not exceed five years. The company made $35 million in Trust distributions during 1996. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debt Securities at maturity or earlier in an amount equal to the amount of Subordinated Debt Securities maturing or being repaid. In addition, in the event the company terminates the Trust, the Subordinated Debt Securities will be distributed to the then holders of the preferred securities of the Trust.

In connection with the issuance of the preferred securities, the company executed a Trust Agreement, an Indenture, a Guarantee Agreement and an Expense Agreement. These agreements, taken together with the issuance of the Subordinated Debt Securities, constitute a full, irrevocable and unconditional guarantee by the company of all of the Trust's obligations under the preferred securities (the Guarantee). The Guarantee Agreement covers payment of the preferred securities' quarterly distributions and payments on maturity or redemption of the preferred securities, but only in each case to the extent of funds held by the Trust. If the company does not make interest payments on the Subordinated Debt Securities held by the Trust, the Trust will have insufficient funds to pay such distributions. The obligations of the company under the Guarantee and the Subordinated Debt Securities are subordinate and junior in right of payment to all senior debt of the company.

NOTE 10.  STOCKHOLDERS' EQUITY

Preferred Stock Rights Plan
In September 1994, the company's board of directors adopted a stockholders' rights plan (Rights Plan) and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock and Class A common stock (collectively, Common Shares). The Rights dividend was distributed on October 11, 1994 to the holders of record on that date. The Rights have attached and will continue to attach to certain future issuances of Common Shares. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of the company's Series E Junior Participating Preferred Stock, par value $.10 per share (Series E Preferred Stock) for an initial purchase price of $100, subject to adjustment. The Rights Plan was amended on November 3, 1996 in connection with the Merger to avoid BT becoming an "acquiring person" under the Rights Plan as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the Merger.

The Rights will become exercisable upon the occurrence of certain specified events, including a public announcement that a person or group of affiliated or associated persons (Acquiring Person) have acquired beneficial ownership of 10% or more of the outstanding Common Shares (more than 20.1% in the case of share acquisitions by BT unless such threshold is exceeded due solely to (i) the approval, execution or delivery of the Merger Agreement or (ii) the consummation of the Merger). In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void), will thereafter have the right, subject to certain restrictions, to receive upon exercise in lieu of Series E Preferred Stock that number of shares of the company's common stock (or, at the option of the company, that number of one one-hundredth of a share of Series E Preferred Stock) determined as set forth in the Rights Plan.

For purposes of the Rights Plan, the company's board of directors has designated 10 million shares of Series E Preferred Stock which amount may be increased or decreased by the board of directors. All Rights expire on September 30, 2004, unless this date is extended or the Rights are earlier redeemed or exchanged by the company in accordance with the Rights Plan.
                                       21

Class A Common Stock
On September 30, 1994, BT completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This purchase was achieved by the company's issuance of
108.5 million shares of Class A common stock to BT for a cash payment of $3.5 billion on September 30, 1994, and by BT's conversion of all the outstanding 13,736 shares of Series D convertible preferred stock (Series D), purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. In 1996, 1995 and 1994, the company paid dividends of $.05, $.05 and $.025 per share, respectively, on the Class A common stock. The company paid dividends of $50 per share on the Series D in 1994.

At December 31, 1996, all of the Class A common stock was held by BT. The Class A common stock is equivalent on a per share basis to the company's common stock, except with respect to certain voting rights. BT is entitled to proportionate representation on the company's board of directors, which currently equates to three seats. In addition to board representation, BT is entitled to preemptive rights with respect to the issuance of additional shares of common stock and to investor protections with respect to certain corporate actions of the company. Shares of Class A common stock automatically convert into common stock upon transfer and in certain other events.

Common Stock Dividends
In 1996, 1995 and 1994, the company paid annual dividends of $.05 per share on its common stock.

NOTE 11.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

Employee Stock Option Plan
The current Employee Stock Option Plan (Stock Option Plan) provides for the issuance of up to 128 million shares of common stock. On an annual basis, pursuant to the Stock Option Plan, the board of directors may increase the maximum number of shares available for issuance under the Stock Option Plan as of each January 1, by up to 5% of the number of shares of common stock outstanding at each such date. Options granted under the Stock Option Plan are exercisable at such times and in such installments as determined by the compensation committee of the board of directors. Options granted under the Stock Option Plan may not have an option price less than the fair market value of the common stock on the date of the grant.

Stock appreciation rights may be granted in combination with a stock option either at the time of the grant or anytime thereafter. As of December 31, 1996, no stock appreciation rights have been granted.

The   compensation   committee  may  also  grant  restricted  stock  awards  and performance share awards, subject to such conditions, restrictions and requirements as the committee in its sole discretion may determine. During the year ended December 31, 1996, approximately 1 million restricted shares were granted. At December 31, 1996, there were approximately 1.8 million restricted shares outstanding. No performance share awards had been issued at December 31, 1996.

The compensation committee may grant both incentive stock options and non-qualified options under the Plan. All options granted in the last three years have been non-qualified options. These non-qualified options expire after ten years. Incentive stock options expire between five and ten years after issuance. Both non-qualified and incentive stock options are exercisable ratably over a three year period.

Under the Stock Option Plan,  executives  may be granted  incentive  stock units
(ISUs) which vest over a three year period and entitle the holder to receive shares of the company's common stock. In addition, prior to the execution of the Merger Agreement, the company awarded 3,035,000 senior retention ISUs entitling the holders to receive up to 3,035,000 company shares in the aggregate. Such senior retention ISUs are to vest one third upon the completion of the Merger and one third on each of the first two anniversaries of the completion.

Directors' Stock Option Plan
The company also has a stock option plan for non-employee  directors (Directors'
Plan) which provides for the issuance of up to 2 million shares of common stock. Under the Directors' Plan, each non-employee director has been granted upon commencement of service as a director a five-year option to purchase up to 40,000 shares of common stock at the closing price of the common stock on the date of grant. Two directors declined such option. The options are exercisable after the first anniversary of the date of grant, in cumulative installments of 25% per year. Similar options will be granted automatically to all new board members who are not employees, including the nominee directors from BT. Upon the fifth anniversary of the date of grant of options, the unexercised portion of the grant shall be canceled and a new option for 40,000 shares shall be granted automatically.
                                       22

Both of the above option plans permit the holder of an option to pay the purchase price for stock option exercises by surrendering shares of the company's common stock having a fair market value equal to, or greater than, the purchase price.

Employee Stock Purchase Plan
Under the current Employee Stock Purchase Plan (ESPP Plan), up to 56 million shares of common stock may be purchased by eligible employees of the company through payroll deductions of up to 15% of their eligible compensation. The purchase price is equal to the lesser of (a) 85% of the fair market value of the stock on the date it is purchased or (b) 85% of the fair market value of the stock on certain specified valuation dates. During 1996 and 1995, employees purchased approximately 6.3 million and 6.5 million shares, respectively, under the ESPP Plan.

Common Stock Reserved for Future Issuance
At December 31, 1996, 101 million shares of the company's authorized common stock, including 75 million shares under option, were reserved for future issuance under the Employee and Directors' Stock Option Plans and the ESPP Plan. The company has opted to use treasury shares to fulfill the purchases made under these plans during the three-year period ended December 31, 1996.

Accounting  for Stock  Issued to  Employees
The company accounts for its stock option plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees" under which no compensation expense is recognized. In 1996, the company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS No. 123) for disclosure purposes; accordingly, no compensation expense has been recognized in the results of operations for its stock option or ESPP plans as required by APB Opinion No. 25.

For disclosure purposes the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted in 1996 and 1995, respectively: annual dividends of $0.05 for both years, expected volatility of 24.7% and 33.2%, risk-free interest rate of 5.4% and 7.4% and expected life of five years for all grants. The weighted-average fair value of the stock options granted in 1996 and 1995 was $9.42 and $7.83, respectively.

The fair value of each stock purchase right under the ESPP Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock purchase rights granted in 1996 and 1995, respectively: expected volatility of 30.7% and 30.2%, risk-free interest rate of 5.1% and 5.7%, and expected life of one month for all grants. The weighted-average fair value of the stock purchase rights granted in 1996 and 1995 was $4.87 and $3.99, respectively.

Under the above models, the total value of stock options granted in 1996 and 1995 was $195 million and $167 million, respectively, which would be amortized ratably on a pro forma basis over the three-year option vesting period and the total value of the stock purchase rights granted in 1996 and 1995 was $31 million and $26 million, respectively. Had the company determined compensation cost for these plans in accordance with SFAS No. 123, the company's pro forma net income and earnings per share would have been $1,105 million and $1.59 in 1996 and $498 million and $0.73 in 1995. The SFAS No. 123 method of accounting does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
                                       23

Stock option transactions are summarized as follows:
                                                                      Weighted-
                                                                        Average
                                          Number    Exercise Price     Exercise
                                       of Shares        Range            Price
--------------------------------------------------------------------------------
(In millions, except exercise price amounts)
--------------------------------------------------------------------------------

Options outstanding, December 31, 1993      51.3      $ 3.44-28.75       $16.42
Options granted                             22.3       18.88-26.88        26.33
Options exercised                           (8.1)       3.44-22.44        13.60
Options terminated                          (3.2)       3.81-28.75        23.41
--------------------------------------------------------------------------------
Options outstanding, December 31, 1994      62.3        3.44-28.75        19.97
Options granted                             25.2       18.38-26.50        19.13
Options exercised                           (9.8)       3.44-26.88        15.20
Options terminated                          (6.0)       5.38-28.25        22.37
--------------------------------------------------------------------------------
Options outstanding, December 31, 1995      71.7        3.44-28.75        20.13
Options granted                             22.4       25.13-30.25        29.18
Options exercised                          (13.6)       3.44-28.75        18.83
Options terminated                          (5.5)       9.94-30.06        25.04
--------------------------------------------------------------------------------
Options outstanding, December 31, 1996      75.0      $ 9.94-30.25       $22.70
--------------------------------------------------------------------------------
Options exercisable, December 31, 1995      31.1        3.44-28.75        18.17
Options exercisable, December 31, 1994      26.6        3.44-28.75        15.29
--------------------------------------------------------------------------------

The following table summarizes information about the options outstanding at December 31, 1996:

                --------Options Outstanding--------  ----Options Exercisable----
                               Weighted-
                               Average      Weighted-
                 Number        Remaining    Average  Number       Weighted-
Range of         Outstanding   Contractual  Exercise Outstanding  Average
Exercise Prices (In millions)  Life (Years) Price   (In millions) Exercise Price
---------------  -----------   -----------  ------   -----------  --------------
$ 9.94 - $14.88     5.1            3.6      $10.38       5.1        $10.38
$15.00 - $19.57    24.8            6.9      $18.05      12.7        $17.72
$20.06 - $24.13     9.5            6.2      $21.08       9.0        $21.01
$25.00 - $29.88    35.4            8.3      $28.15       9.6        $26.87
$30.06 - $30.25     0.2            7.3      $30.14         -             -
                 ------         ------      ------    ------        ------
                   75.0                                 36.4

At December 31, 1996, the company had 9 million shares available for future grant.

NOTE 12.  EMPLOYEE BENEFIT PLANS

Pension Plans
The company maintains a noncontributory defined benefit pension plan (MCI Plan) and a supplemental pension plan (Supplemental Plan). Western Union International, Inc. (WUI), a subsidiary of the company, also has a defined benefit pension plan (WUI Plan). Collectively, these plans cover substantially all employees who work 1,000 hours in a year.

The MCI Plan and the Supplemental Plan provide pension benefits that are based on the employee's compensation for each year of service prior to retirement. The WUI Plan provides pension benefits based on the employee's compensation for each year of service after 1990 and prior to retirement.

The company's policy is to fund the MCI Plan and the WUI Plan in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 and within the limits of allowable tax deductions. The assets of the plans are primarily invested in corporate equities, government securities and corporate debt securities.
                                       24

Net periodic pension cost includes:

Year ended December 31,                              1996       1995       1994
--------------------------------------------------------------------------------
(In millions)

Service cost during the period                        $45        $40        $37
Interest cost on projected benefit obligation          29         25         21
Actual return on plan assets                          (54)       (70)         3
Net amortization and deferral                          22         48        (20)
================================================================================
Net pension cost                                      $42        $43        $41
================================================================================


The company's pension asset consists of:

December 31,                                              1996             1995
--------------------------------------------------------------------------------
(In millions)

Plan assets at fair value                                 $453             $399
Accumulated benefit obligation including vested
  benefits of $307 in 1996 and $305 in 1995               (347)            (334)
================================================================================
Plan assets in excess of accumulated
  benefit obligation                                     $ 106             $ 65
================================================================================
Plan assets at fair value                                 $453             $399
Projected benefit obligation for service
  rendered to date                                        (432)            (401)
--------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                                        21               (2)
Unrecognized net (gain) loss from past experience
  different from that assumed                               (1)              42
Prior service cost not yet recognized in net
  periodic pension cost                                     30               33
Unrecognized net asset at January 1, 1986
  being recognized over 16 years                            (3)              (4)
================================================================================
Total prepaid pension asset                               $ 47             $ 69
================================================================================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1996 was 7.75% for both plans and 5.75% and 5.00% for the MCI and WUI Plans, respectively. At December 31, 1995, the discount rate used was 7.25% and the rate of increase in future compensation levels was 5% for both plans. The expected long-term rate of return on assets in 1996 and 1995 was 9% for the MCI Plan and 8.5% for the WUI Plan.

Annual service cost is determined using the Projected Unit Credit actuarial method and prior service cost is amortized on a straight-line basis over the average remaining service period of employees.

Effective January 1, 1996, the company amended the MCI Plan. Retirement benefits are calculated by first establishing an initial balance for each participant based on the present value of benefits earned through 1995. For service after 1995, participants accrue benefits based on a specific percentage of annual salary and earn interest credits based on the prior year's balance at a specific interest rate. Employees who are age 50 or older and have at least five years of service as of December 31, 1995, will have their benefits continue to accrue under the previous formula through the year 2000.
                                       25

Employee Stock Ownership Plan and 401(k) Plans
The company has combined employee stock ownership (ESOP) and 401(k) plans covering substantially all of its employees. The 401(k) plans allow employees to defer pretax income in accordance with the requirements of Internal Revenue Code
Section 401(k). The company matches employee contributions up to a certain limit. Participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed approximately 1.6 million shares, 1.7 million shares, and 1.5 million shares of its common stock as the company's matching contribution to the 401(k) plans for the plan years ended December 31, 1996, 1995 and 1994, respectively. The company suspended contributions to the ESOP in 1994.

WUI sponsors a 401(k) savings plan for its collectively bargained employees (WUI 401(k)). The savings plan is intended to meet requirements of Internal Revenue Code Section 401(k). WUI 401(k) participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed approximately 18,000 shares, 24,000 shares, and 22,000 shares of its common stock to the WUI 401(k) for the plan years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 13. INCOME TAXES

The components of the total income tax provision are:

Year ended December 31,                              1996       1995       1994
--------------------------------------------------------------------------------
(In millions)

Current
Federal                                              $387       $182       $190
State and local                                        68         23         26
--------------------------------------------------------------------------------
Current income tax provision                          455        205        216

Deferred
Federal                                               276        129        243
State and local                                        22         15         26
--------------------------------------------------------------------------------
Deferred income tax provision                         298        144        269
--------------------------------------------------------------------------------
Total income tax provision                           $753       $349       $485
================================================================================

A reconciliation of the statutory federal income tax rate to the company's effective income tax rate is:

Year ended December 31,                              1996       1995       1994
--------------------------------------------------------------------------------

Statutory federal income tax rate                      35%        35%        35%
State and local income taxes, net
  of federal income tax effect                          3          3          3
Nondeductible amortization                              1          2          1
Other                                                  (1)        (1)        (1)
================================================================================
Effective income tax rate                              38%        39%        38%
================================================================================

In 1996, 1995 and 1994, the company recorded a tax benefit of $61 million, $25 million and $63 million, respectively, to additional paid in capital for tax deductions related to common stock transactions with its employee benefit plans.

At December 31, 1996, for federal income tax purposes, the company has $123 million of Alternative Minimum Tax (AMT) credit carryforwards available which have no expiration date. In addition, the company has available $109 million of acquired U.S. net operating loss carryforwards expiring through 2011, all of which are subject to limitation due to change in ownership control, and $145 million of acquired Canadian net operating loss carryforwards expiring through 2004.
                                       26

At December 31, 1996, 1995 and 1994, the company's net deferred income tax liability is comprised of the following:

                                                     1996       1995       1994
--------------------------------------------------------------------------------
(In millions)
  Deferred income tax asset                       $   550    $   587    $   321
  Deferred income tax liability                    (1,871)    (1,627)    (1,398)
================================================================================
Net deferred income tax liability                 $(1,321)   $(1,040)   $(1,077)
================================================================================

The components of these amounts are:
  Communications system                           $(1,885)   $(1,577)   $(1,312)
  Customer discounts                                  (77)       (87)       (61)
  Allowance for uncollectibles                        114         56         46
  Reorganization and realignment expenses              34         61          4
  Domestic equity investments                          62         38         (6)
  Alternative minimum and general
   business tax credits                                 -        104        102
  Other, net                                          431        365        150
================================================================================
Net deferred income tax liability                 $(1,321)   $(1,040)   $(1,077)
================================================================================

The company believes that it is more likely than not to realize the deferred income tax asset and accordingly, no valuation allowance has been recorded in the three years ended December 31, 1996.

NOTE 14.  1995 SPECIAL CHARGES

During the third quarter of 1995, the company implemented a reorganization designed to increase efficiency, enhance marketplace effectiveness and improve business focus. The company consolidated its core business and centralized major administrative functions. In connection with the reorganization and other third quarter 1995 events, the company recorded special pretax charges of $831 million. These charges were comprised of three components.

First, the company recorded a $520 million charge for an asset write-down which reflected a decline in value of certain assets caused by changes in business and technology strategy. The amount of the write-down was measured in conformity with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Disposal or abandonment of substantially all of these assets occurred by December 31, 1995.

Second, the company recorded a $216 million charge to sales, operations and general expenses, which related primarily to reorganization costs. The company expected to reduce its workforce by approximately 2,800 employees, of whom approximately 2,400 had left the company by December 31, 1995 and the remainder during 1996. The company also abandoned excess and duplicate facilities at various business and operations locations due to automation, workforce reductions and centralization. As of December 31, 1996, the company had incurred approximately $124 million of the accrued reorganization costs and approximately $92 million of the accrual remained. The remaining accrual is primarily comprised of costs associated with lease obligations for excess facilities, contract termination costs and certain accrued legal and other business costs. Cash expenditures for these expenses were and will continue to be funded from cash from operations.

In addition, the company recorded a $95 million charge in equity in income (losses) of affiliated companies related to several investees where restructuring plans were implemented in the third quarter of 1995 or where product offerings were not able to generate future cash flows sufficient to recover the current carrying value.
                                       27

NOTE 15. CONTINGENCIES

The company, in the normal course of business, is a party to a number of lawsuits and regulatory and other proceedings. The company's management does not expect that the results in these lawsuits and proceedings will have a material adverse effect on the consolidated financial position or results of operations of the company.

In December 1992, the company petitioned the United States District Court for the District of Columbia for a declaratory ruling that certain patents being asserted against the company by AT&T Corp. (AT&T) were invalid and that AT&T should therefore, and for other reasons, be barred from enforcing them against the company. AT&T counterclaimed that the company was violating certain patents. In May 1993, AT&T and Unitel Communications Inc., a Canadian corporation in which AT&T has an equity interest, filed a companion suit in Canada, alleging that the company and the Stentor Group of Canadian telephone companies (with which the company has an alliance) are infringing in Canada four of the patents at issue in the U.S. litigation. The company does not expect that the above action will have a material adverse effect on the consolidated financial position or results of operations of the company.

On November 4, 1996 and thereafter, the company and all of its directors, including the two directors who are also executive officers of the company and the three directors elected by BT, were named as defendants in twelve complaints filed in the Court of Chancery in the State of Delaware. BT was named as a defendant in ten of the complaints. The complaints were brought by alleged shareholders of the company, individually and purportedly as class actions on behalf of all other stockholders of the company. The complaints allege breaches of fiduciary duty by the company's directors in connection with the Merger. Nine of the complaints in which BT was named as a defendant allege that BT aided and abetted those breaches of duty. One of the complaints in which BT was named as a defendant alleges that BT owes fiduciary duties to the other stockholders of the company and that it breached those duties in connection with the Merger. The complaints seek damages and other relief. The defendants believe that the complaints are without merit and the company does not expect that the above action will have a material adverse effect on the consolidated financial position or results of operations of the company.
                                       28

NOTE 16. SELECTED QUARTERLY INFORMATION (Unaudited)


Three months ended                         Dec.31,  Sept.30,  June 30,   Mar.31,
                                             1996      1996      1996      1996
--------------------------------------------------------------------------------
(In millions, except per share amounts)

Revenue                                    $4,753    $4,685    $4,565    $4,491
Operating expenses:
  Cost of services                          2,433     2,370     2,342     2,344
  Sales, operations and general             1,310     1,304     1,229     1,185
  Depreciation                                441       430       412       381
Income from operations                        569       581       582       581
Equity in income (losses) of
  affiliated companies                        (28)      (28)      (45)      (55)
Net income                                    303       304       300       295
Earnings per common and common
  equivalent shares                           .44       .44       .43       .42
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding                     694       691       698       701


Three months ended                         Dec.31,  Sept.30,  June 30,   Mar.31,
                                             1995      1995      1995      1995
--------------------------------------------------------------------------------
(In millions, except per share amounts)

Revenue                                    $4,136    $3,862    $3,706    $3,561
Operating expenses:
  Cost of services                          2,152     2,001     1,921     1,819
  Sales, operations and general             1,127     1,283     1,023       993
  Depreciation                                336       328       325       319
  Asset write-down                              -       520         -         -
Income (loss) from operations                 521      (270)      437       430
Equity in income (losses) of
  affiliated companies                        (24)     (116)      (18)      (29)
Net income (loss)                             284      (240)      260       244
Earnings (loss) per common and
  common equivalent shares                    .41      (.35)      .38       .36
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding                     694       688       684       685


In September and November 1995, the company acquired all of the outstanding shares of common stock of Nationwide and Systemhouse, respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

The three months ended September 30, 1995 include $831 million of special pretax charges. Charges include a $520 million asset write-down, $216 million primarily of reorganization costs and $95 million recorded as equity in income (losses) of affiliated companies where restructuring plans have been implemented or where an adjustment for recoverability was made.

Since there are changes in the weighted average number of shares outstanding each quarter, the sum of earnings per common and common equivalent share by quarter may not equal the total share for the applicable year.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders of MCI Communications Corporation

In our opinion, the consolidated balance sheets and the related consolidated income statements, statements of cash flows and stockholders' equity appearing on pages 11 through 29 present fairly, in all material respects, the financial position of MCI Communications Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Price Waterhouse LLP
January 27, 1997
Washington, D.C.

                                       30